

Jardines

03 MAY 27 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955



03022140

SUPPL

14th May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Directors' Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which Mr Sydney S W Leong is a Director, of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL, resulting from the scrip election in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Consideration Per Unit (US$)
Sydney S W Leong	Scrip Dividend of JMH	14/05/2003	+19,990	5.57

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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